KPMG LLP
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Boston, MA 02111

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April 1, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for LoJack Corporation (the Company) and, under the date of March 10, 2014, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2013 and 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013. On March 27, 2014, we were dismissed. We have read the Company's statements included under Item 4.01(a) of its Form 8-K dated April 1, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that our dismissal as the independent registered public accounting firm was approved by the Audit Committee of the Board of Directors of the Company.

Very truly yours,

KPMG LLP